Exhibit 12.1

NCL Corporation, Ltd.

Statement Regarding Computation of Ratios

	Six Months		Year Ended December 31,
(in thousands)	2013	2012	2012	2011	2010	2009	2008

Earnings:
Income (loss) before tax	$(101,272)	$39,461	$169,262	$128,559	$23,122	$67,455	$(210,887)
Less-capitalized interest	(13,146)	(9,954)	(22,066)	(16,686)	(8,842)	(12,067)	(14,491)
Total fixed charges	246,107	109,555	218,179	217,119	194,542	140,827	174,702

	131,689	139,062	365,375	328,992	208,822	196,215	(50,676)

Fixed charges:
Operating lease expense factored at one-third	1,577	4,498	6,082	10,208	11,928	13,410	7,847
Interest cost	244,530	105,057	212,097	206,911	182,614	127,417	166,855

Total fixed charges	246,107	109,555	218,179	217,119	194,542	140,827	174,702

Ratio of earnings to fixed charges		1.27X	1.67X	1.52X	1.07X	1.39X
Deficiency in fixed charge coverage ratio	(114,418)						(225,378)

For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income (loss) before tax less capitalized interest plus fixed charges. Fixed charges consist of interest (expensed and capitalized) on all indebtedness, plus a one-third proportion of rental expense deemed to be representative of the interest.